Exhibit 99.7

27 October 2008

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

QUARTERLY REPORT FOR THE PERIOD ENDED
30 SEPTEMBER 2008

HIGHLIGHTS

Simberi Oxide Gold Project, (ALD 100%), offshore Papua New Guinea.

•	25% increase in quarter on quarter gold production to 17,642oz.

•	9% reduction in quarter on quarter cash costs to A$638 per oz.

•	50% increase in mining throughput to 398,359 tonnes, despite heavy rainfall.

•	34% increase in tonnes processed to 336,420 tonnes. Commissioning and production ramp up is progressing with the processing plant regularly reaching steady state production and operation performance.

•	Further reduction in debt facility of A$4.8M during the quarter.

•	December quarter production forecast in excess of 20,000oz.

•	Hedge book deliveries reduced to 6,040oz @ US$700/oz during the September quarter.

•
Despite turbulent global financial markets, Allied Gold successfully placed A$10.5M to  sophisticated investors, including its Joint Venture partner Barrick Gold Corporation highlighting continuing confidence in Allied Gold's fundamental investment proposition.

•
Resources for the Sorowar deposit increased by 611,000 oz, increasing total Simberi Inferred, Indicated and Measured Resource to approximately 3 million oz. Further upgrade of Reserves at Sorowar and Resources at Pigiput East anticipated in the December 2008 quarter.

•	Allied Gold continues to generate significant success from its comprehensive exploration program at Simberi, including the discovery of additional mineralisation at Sorowar and Pigiput East.

•
Gold major Barrick Gold Corporation has received drilling equipment and scheduled to commence diamond drilling on neighbouring Big Tabar and Tatau Islands in October as part of it's $20 million farm-in to Allied Gold's exploration licence over these islands. Geophysical equipment has also been mobilised for an airborne EM survey over the entire Tabar Island Group.

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone:  +61 8 9353 3638    Facsimile:    +61 8 9353 4894    Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

SIMBERI OXIDE GOLD PROJECT - OPERATIONS

During the September quarter a number of operational initiatives were undertaken to improve production. Management recognised the need for an expansion of the mining fleet to ensure the supply of a sufficient base load of ore for the plant to operate at its optimum levels, as well as carry out road works ahead of additional open pit development and clearing works and parallel recurring infrastructure initiatives.

This mining fleet upgrade is expected to be completed during the December quarter with the scheduled delivery and commissioning of two additional articulated dump trucks and two additional dozers.

These initiatives have delivered immediate benefits by enhancing Allied Gold's capacity to create significant ore stockpiles, which naturally mitigate and eliminate the effect of adverse weather conditions on mining operations. Despite experiencing further heavy rainfalls which resulted in a subsequent loss of approximately 4 days production time during the quarter, ore production increased by approximately 30% as a direct result of these initiatives.

Processing plant performance continues to improve with the plant running an average of 4,455 dry tonnes per day for September 2008. With the constraints of consistent mill feed being eliminated in the latter part of the quarter by improved mining production the plant achieved nameplate production of 6,000 dry tonnes per day on 3 days and a further 4 days at a rate of 5,900 dry tonnes per day.

In addition a concerted effort on inpit grade control and the implementation of stockpile management and a ROM blending plan has better identified the different types of ores and their metallurgical processing capabilities and resulted in a more consistent plant feed head grade.

Overall grade has remained consistent with management expectations and recovery continues to exceed initial expectations.

		Previous QTR	July - Sept	Financial Year
		June 2008	2008	2009
Waste Mined	tonnes	32,034	36,784	36,784
Ore Mined	tonnes	232,590	361,575	361,575
Total Mined	tonnes	264,624	398,359	398,359

Ore Processed	tonnes	251,761	336,420	336,420
Grade	g/t gold	2.17	1.72	1.72
Recovery	%	80.3	91.6	91.6
Gold Produced	oz	14,078	17,642	17,642
Gold Sold	oz	17,898	13,251	13,251

Average Realised Gold Price A$ oz	A$/oz	864	900	900

Operating Cash Cost A$ oz	A$/oz	703	638	638

OUTLOOK:

Higher mining and processing throughput rates have continued into the December quarter. The company will have in place a ROM stockpile in excess of 140,000 tonnes by the end of the December quarter allowing continuous operation.

Gold production for the December quarter is expected to exceed 20,000 oz as the Company continues its plant optimisation program during this early stage of production.

During the September quarter, Allied Gold was required to deliver only 6,040 oz of production into the hedgebook at USD$700/oz. The remainder of production will be realised at the greater of the spot price or USD$700/oz.

A strong focus remains on operating cash costs with management expecting further reductions during the December quarter. A number of significant operational initiatives continue to be progressed aimed at achieving sustainable cash cost reductions. Management expect to achieve a similar level of reduction in cash costs in the December 2008 quarter to those achieved in the September quarter.

The macro environment for investment has all but ceased due to the meltdown of the global world banking system and financial markets. The safe haven of gold combined with a softening in bulk commodity prices translating into a weakening Australian dollar has ensured a high Australian gold price in excess of AUD$1,000/oz and kept the sector in the spotlight for investors.

As a direct result of this market and gold price volatility Allied Gold is well positioned as a single focus producing gold company to capitalise on any upturn in investor confidence into the sector.

EXPLORATION

SIMBERI ISLAND - ML 136 and EL 609

Mine site exploration on Simberi Island continued to focus on the Sorowar and Pigiput Ridge areas (figure 1), with 73 holes completed for 6,977.6 metres.

SOROWAR RESOURCE

At the Sorowar deposit, 31 RC holes for 2,580 metres were completed during the quarter, with most drilling carried out within the currently defined to test inferred mineralisation, mostly near the pit edge. Drilling was also undertaken at NW Sorowar, where 5 RC holes for 600 metres were completed.

A resource update for the Sorowar area has now been completed by Golder Associates. The estimate incorporated all historical drill hole and surface samples received prior to 2008 and included the results of an additional 174 holes, totalling 15,658m, completed at SE Sorowar, NW Sorowar and Sorowar West (figure 5). Although drilling is continuing, the database was quarantined as at 8 September 2008. Assay results received from the 9 of September to 31 October will be incorporated into an updated resource estimate, expected to be reported during the December 2008 quarter. This update will include a resource estimate the Pigiput East area.

Golder Associates' revised resource estimate has added approximately 610,000oz to Inferred, Indicated and Measured gold resources at Sorowar as shown in Table 1. A footprint of the 2006 and 2008 resource areas is indicated in figure 3.

Table 1: Sorowar Resource Estimates (Golder)
		October 2008			June 2006
Domain	Class	Mt	Au g/t	Koz	Mt	Au g/t	Koz
oxide	Measured	7.91	1.30	330	7.96	1.28	328
	Indicated	8.27	1.04	276	4.97	1.20	192
	Inferred	4.15	1.10	147	4.52	1.11	161
oxide total		20.32	1.15	754	17.45	1.21	681
transition	Measured	0.30	1.28	12	0.32	1.22	13
	Indicated	1.11	1.28	45	1.06	1.27	43
	Inferred	0.41	1.08	14	0.33	1.32	14
transition total		1.81	1.24	72	1.71	1.27	70
sulphide	Measured	0.93	0.89	27	0.86	0.90	25
	Indicated	4.77	0.90	138	3.34	0.94	101
	Inferred	28.55	0.87	799	12.14	0.84	328
sulphide total		34.25	0.87	963	16.34	0.86	454
transition pods	Measured	0.26	1.06	9	0.32	1.24	13
	Indicated	0.21	0.92	6	0.28	1.44	13
	Inferred	0.12	0.80	3	0.06	1.00	2
transition pods total		0.59	0.96	18	0.66	1.30	28
sulphide pods	Measured	0.38	1.02	12	0.41	0.83	11
	Indicated	0.87	0.84	24	0.23	0.77	6
	Inferred	0.96	0.72	22	0.06	0.63	1
sulphide pods total		2.22	0.82	58	0.70	0.79	18
transition pods type 2	Measured
	Indicated	0.11	0.95	3
	Inferred				0.22	1.12	8
transition pods type 2 total		0.11	0.95	3	0.22	1.12	8
grand total		59.30	0.98	1869	37.08	1.05	1258
Note 0.5g/t bottom cut-off grade

It  also  should  be  noted  that  mining  operations  commenced  at  Sorowar  in  April  2008,  and  a  total  of 107Kt  of  ore had  been mined  from the  deposit  by  the end  of  August  at  a  grade of  1.10g/t  containing approximately 3,780 oz. These mined ounces are not included in the revised resource estimate.

The  biggest  increase  occurred  in  the  inferred  sulphide  resource  category,  with  oxide  resources increasing by only 73,000oz across the Measured, Indicated and Inferred categories.

SOROWAR PIT INFERRED RESOURCE

Sorowar  Inferred  resources,  as  initially  reported  in  June  2006,  totalled  approximately  500,000oz,  of which  approximately  100,000oz  lies  within  the  current  Sorowar  pit  shell.  Drilling  was  initiated  during the quarter to move this material from the Inferred level to a higher JORC category.

Some 31  RC holes  for 2,580 metres (figure 2) were completed during the quarter, and assay results from 20 of those holes have been received. This data will be incorporated into updated resource and reserve estimates scheduled for completion by the end of the December 2008 quarter.

The  results  to  date  have  been  extremely  encouraging.  Some  of  the  better  intercepts  are  shown  in the table below:

Sorowar Pit Significant Intersections

Hole ID	Dip/Azimuthº	From (m)	To (m)	Length (m)	Au Grade (g/t)
RC1700	-60/045	7	31	24	1.61
RC1702	-60/045	2	21	19	7.59
	including	10	15	5	20.6
RC1704	-60/045	15	21	6	1.26
		25	34	9	1.34
	including	7	29	2	4.38
		41	50	9	1.11
		60	64	4	1.42
		70	80	10	2.64
	including	79	80	1	16.0
RC1705	-60/225	3	19	16	1.19
RC1707	-60/045	46	69	23	2.26
		92	100	8	4.78
RC1713	-60/045	0	15	15	1.13
		19	30	11	4.20
	including	20	21	1	14.9
		41	58	17	4.12
	including	52	53	1	12.2
	and	55	56	1	10.1
RC1715	-60/360	28	50	22	1.78
RC1716	-60/360	24	49	25	1.88
	including	37	47	10	2.94
Note intercept interval cut-off = 0.5g/t Au

SE SOROWAR

RC drilling at SE Sorowar generated extremely encouraging results and intersected significant sulphide gold mineralisation, beneath the current oxide resource, which remains open at depth. The program is being extended to further test these underlying mineralised sulphides.

Best intersections from the RC program included:

•	13m at 3.81g/t gold from surface, and 25m at 11.6g/t from 95m in RC1627

•	19m at 1.91g/t from 39m, and 8m at 4.76g/t from 96m in RC1628

•	10m at 2.53g/t from 58m, and 27m at 9.75g/t from 75m, including 3m at 44.6g/t from 91m in RC1629

The current phase of RC drilling at SE Sorowar has now been completed and all assays have been received. A diamond cored hole is planned for the current quarter to obtain samples for bulk density and gold leach recovery determinations. This diamond drill hole will also test the depth extent of the underlying sulphides.

This drill program at SE Sorowar has indicated that the base of oxidation in this area is shallower than previously expected, and that a greater proportion of the gold mineralisation occurs in sulphides. This is reflected in the updated resource estimate.

NW SOROWAR

A total of 5 holes for 600m were completed at NW Sorowar (Figure 2) and assay results were received from 20 holes. Significant mineralisation was intersected in 10 of the 20 holes. Results from these holes averaged 8.7m at 1.32g/t gold in oxides, and 7.5m at 1.47g/t in sulphides. The average silver width (down hole) for all silver intercepts was 7.8m at 12g/t.

Some of the better intercepts in oxides and sulphides are shown in the tables below.

NW Sorowar Significant Intersections in Oxides

Hole ID	Dip/Azimuthº	From (m)	To (m)	Length (m)	Au Grade (g/t)	Ag Grade g/t
RC1586	-60/045	12	18	6	2.67	14.3
		31	38	7	2.45	20.3
	including	35	36	1	10.1	21.9
RC1625	-60/045	2	20	18	1.30	31.6
	including	2	13	11	1.70	43.5
Note intercept interval cut-off = 0.5g/t Au

NW Sorowar Significant Intersections in Sulphides

Hole ID	Dip/Azimuthº	From (m)	To (m)	Length (m)	Au Grade (g/t)	Ag Grade g/t
RC1593	-60/045	73	113	40	1.27	15.4
RC1592	-60/045	65	70	5	1.91	3.4
	including	68	69	1	7.89	7.0
		94	100	6	1.40	8.9
	including	95	98	3	2.05	7.2
Note intercept interval cut-off = 0.5g/t Au

SOROWAR WEST

No drilling carried was out at Sorowar West in the quarter however assays from 39 previously drilled holes were received. The results were mixed, with 14 of the 39 holes failing to intersect any significant mineralisation. However, all of these unmineralised holes occurred close to the current planned Sorowar pit edge.

These results confirmed the presence of an apparent barren zone, reported previously, which occurs approximately 100 metres from the pit boundary.

Other holes intersected mineralised oxide and sulphide zones although the grades were low and the intersections of moderate width. Respective grades and widths (down hole) averaged approximately 1.1g/t gold and 9m for oxide material, and 0.9g/t gold and 9m for sulphide material,

PIGIPUT EAST

Drilling at Pigiput East continues to extend the limits of mineralisation. Some 25 holes were completed during the quarter, comprising 23 RC holes for 2,657m, and 2 diamond cored holes for 247.2 metres (figure 4).

The RC program continued to define gold mineralised oxide material, and based on the encouraging results to date, has been extended. However, data received up to the end of October will be incorporated into a resource estimate expected to be completed by the end of the current quarter.

Assay  results  were  received  from  19  holes,  with  all  but  one  hole  intersecting  gold  mineralisation.
Some of the significant intercepts are shown in the table below:

Pigiput East Significant Intersections

Hole ID	Dip/Azimuthº	From (m)	To (m)	Length (m)	Au Grade (g/t)
RC1636	-90/000	6	21	15	2.72
	including	7	8	1	12.9
RC1637	-60/180	0	13	13	1.15
	including	0	2	2	4.26
RC1638	-60/180	6	15	9	2.84
RC1642	-60/180	38	59	21	1.18
	and	69	80	11	2.27
RC1643	-60/180	4	12	8	1.02
	and	58	78	20	1.53
RC1644	-60/180	45	58	13	1.59
RC1645	-60/180	17	25	8	2.27
	and	100	105	5	2.05
RC1646	-60/180	14	33	19	1.19
RC1560	-60/180	69	89	20	2.26
RC1562	-60/180	1	11	10	1.08
	and	69	80	11	2.27
RC1563	-60/180	0	38	38	2.29
RC1564	-60/180	8	21	13	5.25
	Including	8	9	1	11.9
	and	52	61	9	1.75
RC1566	-60/180	3	8	5	1.18
RC1567	-60/180	0	12	12	1.10
Note intercept interval cut-off = 0.5g/t Au

PIGIPUT SULPHIDES

Two diamond cored holes for a 456.4m were completed to test the mineralogy and lithology of the Pigiput sulphide zone with encouraging results, most notably from SDH11 which was completed to a depth of 301.1m, some 200m north of the currently defined sulphide zone and approximately 200 metres south of the SE Sorowar area.

Assays were received from 10 holes, 5 diamond cored tails and 5 RC pre-collars. The results intersected gold mineralisation however the zones in sulphides were generally narrow, with average width (down hole) of approximately 6 metres and an average grade of about 1.7g/t.

GEOPHYSICS ML136 & EL609

Allied Gold has received a report incorporating the results of IP geophysical surveys completed between 1997 and 2008. The report compiles data covering the eastern side of Simberi Island and the northern end of Big Tabar Island, focused on the Tupinda area.

On Simberi Island, this IP survey data has been reconciled against drilling results from known areas of mineralisation to identify new areas of potential sulphide mineralisation. This process has identified a number of high quality targets, including potential extensions to the main deposits at Samat, Pigiput and Sorowar. Several other potential greenfield targets have also been identified, including an intense IP target west of the Botlu deposit (see figure 6).

On Big Tabar Island, the IP survey has defined a high chargeability IP zone at Tupinda which will provide additional information to target drilling scheduled to commence shortly (see figure 7).

TATAU AND BIG TABAR ISLANDS (EL609) EXPLORATION

In accordance with its $20 million farm-in to Allied Gold's exploration licence over Big Tabar and Tatau Island, Barrick Gold commenced exploration on at 1 August 2008. Initial work comprised reconnaissance mapping and sampling on Big Tabar Island at the Tupinda gold, and coppermolybdenum prospect, and the Banesa gold-copper prospect (see figure 7). Barrick has also expanded the Tomalabut base camp and the Tupinda fly camp. Construction of a fly camp at Banesa has also commenced.

Barrick's drill contractor has started mobilisation to site and the first helicopter transportable diamond  drill rig has arrived in PNG. Diamond core drilling will commence at the Tupinda prospect in October, followed by drilling at Banesa

An aerial geophysical electromagnetic (EM) survey will be undertaken in November that will cover the entire Tabar Island group, including Simberi Island. As previously reported, this technique will assist in identifying electrically resistive zones that may be associated with gold or other mineralisation.

CORPORATE

GOLD HEDGING

Allied currently has gold sales contracts over 127,606 oz production. The structure of these contracts is as follows:

				Price Participation
Year Ending 30 June	Estimated Annualised Production	FIXED US$ 700	Production With Price Participation	Bought Put Options $700	Ounces Deliverable At Spot Price	TOTAL
Remaining FY 2009[1,2]	66,358	19,050	47,214	31,744	15,470	47,214

FY 2010	84,000	23,850	60,150	39,748	20,402	60,150
FY 2011	84,000	22,764	61,236	37,934	23,302	61,236
FY 2012	84,000	10,908	73,092	18,180	54,912	73,092

Total	318,264	76,572	241,692	127,606	114,086	241,692

Notes:

1.	Remaining estimated production for the 2009 financial year of 66,358 is calculated as estimated total production of 84,000 ounces less year to date production of 17,642.

2.	Remaining production with a price fixed at USD $ 700 is equal to the 27,270 ounce as reported last quarter less 8,220 delivered into the hedge book during the September 2008 quarter.

3.	Current Reserves indicate annualized production over 8 years.

At 30 September the mark to market value of the hedge book was (US$22.07m)

CASH AND DEBT

During the quarter Allied Gold undertook an equity placement of 33,968,551 at $0.31 per share. The placement raised A$10,536,451 before expenses and enabled the Company to accelerate a number of the initiatives described above in the operational review. In addition Allied Gold retired a further A$4.8m of debt during the September quarter, reducing the outstanding debt position to A$7.9M at the end of the period. Allied Gold is committed to further debt reductions over the coming quarter.

As of 30 September 2008 Allied Gold Limited had cash and receivables of A$3.2m including A$2.9m gold in transit.

As the corporate debt position reduces, Allied Gold will continue to assess its ongoing hedge book requirements.

Management's primary focus remains on achieving steady-state operation at the Simberi Island gold project and continuing to review operating costs with a view to reducing the bottom line cash costs per ounce of gold.

SECURITIES ON ISSUE

As at 30 September 2008 issued securities comprised:

•	410,994,276 fully paid ordinary shares listed on the Australian Stock Exchange (ASX) and on the London Alternative Investment Market (AIM).

•	2,720,000 unlisted options exercisable at $0.50 expiring 11 December 2008
•	1,000,000 unlisted options exercisable at $0.40 expiring 31 December 2008
•	1,000,000 unlisted options exercisable at $0.44 expiring 31 December 2008
•	500,000 unlisted options exercisable at $0.80 expiring 31 December 2008
713,261 unlisted options exercisable at $0.72 expiring 30 June 2009
•	370,000 unlisted options exercisable at $0.50 expiring 30 October 2009
•	3,400,000 unlisted options exercisable at $0.45 expiring 31 December 2010
•	1,400,000 unlisted options exercisable at $0.80 expiring 31 December 2010
•	1,400,000 unlisted options exercisable at $1.00 expiring 31 December 2010
•	1,400,000 unlisted options exercisable at $1.25 expiring 31 December 2010
•	1,400,000 unlisted options exercisable at $1.50 expiring 31 December 2010
•	1,400,000 unlisted options exercisable at $2.00 expiring 31 December 2010

In August 2008, Allied Gold completed a placement of 33,968,551 fully paid ordinary shares which raised approximately AUD$10,536,451 before expenses. The placement was made to sophisticated investors, mostly institutional clients of UK based Mirabaud Securities Limited and to a wholly owned subsidiary of the company's Joint Venture partner Barrick Gold Corporation.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:
Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au   e-mail

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C.R. Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

44,000 mE
45,000 mE
NW SOROWAR
N
500m
Sorowar Pit
210,000 mN
SOROWAR WEST
SE SOROWAR
PIGIPUT SULPHIDE
PIGIPUT EAST
209,000 mN
Pigibo Pit
Pigiput Pit
Pit Outline
Ropecon Path
Holes Drilled
Assays Received
September Qtr Drillholes
Botlu Pit
208,000 mN
ALLIED GOLD LTD
SIMBERI GOLD PROJECT - ML136
SEPTEMBER QTR 2008
Samat North Pit
Figure 1

7

44,000 mE
44,500 mE
N
500m
NW SOROWAR HOLES
RC1592
RC1593
RC1594
RC1595
RC1596
NW SOROWAR
Existing Sorowar Pit Outline
Haul/Pit Access Road
Drillhole Collars
210,500 mN
SOROWAR INFERRED INFILL
RC1700
RC1701
RC1702
RC1703
RC1704
RC1705
RC1706
RC1707
RC1708
RC1709
RC1710
RC1711
RC1712
RC1713
RC1714
RC1715
RC1716
RC1717
RC1718
RC1719
RC1720
RC1721
RC1722
RC1723
RC1724
RC1725
RC1726
RC1727
RC1597
RC1598
RC1599
Sorowar Pit
210,000 mN
209,500 mN
SE SOROWAR
SDH011 - PIGIPUT SULPHIDE
ALLIED GOLD LTD
SIMBERI GOLD PROJECT - SOROWAR
SEPTEMBER QUARTER 2008 - Drillholes
Figure 2

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone:  +61 8 9353 3638    Facsimile:    +61 8 9353 4894    Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

211,000 mN
44,000 mE
44,500 mE
N
0
150
300
metres
210,500 mN
210,000 mN
209,500 mN
SOROWAR DEPOSIT
2008 RESOURCE
DRILLHOLE LOCATIONS
New Holes 2008 Resource
Previous Holes
Figure 5

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone:  +61 8 9353 3638    Facsimile:    +61 8 9353 4894    Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

42,500 mE
45,000 mE
47,500 mE
212,500 mN
210,000 mN
207,500 mN
N
2km
SOROWAR
KEKENMINDA
PATAN
PIGIPUT
PIGIBO
BOTLU
Pigiput
Camp
Plant Site
PIGICOW
SAMAT
BEKOU
Pit Outlines at Surface
Haul Road
Ropecon

Figure 6

SIMBERI ISLAND
INDUCED POLARISATION SURVEYS(1997-2008)
MODELLED CHARGEABILITY 100M BELOW SURFACE

30,000 mE
40,000 mE
50,000 mE
60,000 mE
210,000 mN
200,000 mN
190,000 mN
180,000 mN
170,000 mN
N
5km
PROSPECT LOCATIONS
SITE/CAMP LOCATIONS
SIMBERI
ML136
SOROWAR
PATAM
KEKENMINDA
PIGIBO
PIGIPUT
Pigiput Camp
Plant Site
BOTLU
PIGICOW
SAMAT
BEKOU
EL609
TATAU
KUPO
TUGITUGI
MT LETAM
TALIK
NALU
TALIK WEST
WARBARIAH
DARAMBA
SIRO
SEBAROR
MAKOPEN
PEPEWO
PATURARAI
MARAI
MT TIRO
LABUR
MAPUA
TUPINDA
FOTOMBAR
BIG TABAR
BANESA
Figure 7

ALLIED GOLD LTD

SIMBERI, TATAU, BIG TABAR & MAPUA ISLANDS

ML136 & EL609 LOCATIONS

Appendix 5B
Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.   Origin:   Appendix 8.   Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

ALLIED GOLD LIMITED

ABN		Quarter ended ("current quarter")
	86 104 855 067	30 September 2008

Consolidated statement of cash flows

			Current quarter	Year to date
Cash flows related to operating activities			$A'000	( 3 months)
				$A'000
1.1	Receipts from product sales and related debtors		13,367	13,367

1.2	Payments for	(a) exploration and evaluation	(2,376)	(2,376)
		(b) development	(1,954)	(1,954)
		(c) production	(13,340)	(13,340)
		(d) administration	(1,430)	(1,430)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		11	11
1.5	Interest and other costs of finance paid		(132)	(132)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-

	Net Operating Cash Flows		(5,852)	(5,852)

	Cash flows related to investing activities
1.8	Payment for purchases of:	(a) prospects	-	-
		(b) equity investments	(241)	(241)
		(c) other fixed assets	-	-

1.9	Proceeds from sale of:	(a) prospects	-	-
		(b) equity investments	-	-
		(c) other fixed assets	-	-
1.10	Loans to other entities		-	-
1.11	Loans repaid by other entities		-	-
1.12	Other (provide details if material)		-	-

	Net investing cash flows		(241)	(241)
1.13	Total operating and investing cash flows (carried forward)		(6,093)	(6,093)

+ See chapter 19 for defined terms.

30/9/2001	Appendix 5B Page 1

Appendix 5B
Mining exploration entity quarterly report

1.13	Total operating and investing cash flows (brought forward)	(6,093)	(6,093)

	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.	10,852	10,852
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	(4,797)	(4,797)
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
		6,055	6,055
	Net financing cash flows

	Net increase (decrease) in cash held	(38)	(38)

1.20	Cash at beginning of quarter/year to date	155	155
1.21	Exchange rate adjustments to item 1.20	(1)	(1)
1.22	Cash at end of quarter	116	116

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter
		$A'000

1.23	Aggregate amount of payments to the parties included in item 1.2	143

1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25	Explanation necessary for an understanding of the transactions

Remuneration of executive and non executive directors.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/a

+ See chapter 19 for defined terms.

Appendix 5B Page 2	30/9/2001

Appendix 5B
Mining exploration entity quarterly report

Financing facilities available
Add notes as necessary for an understanding of the position.

		Amount available $USD'000		Amount used $A'000
3.1	Loan facilities	USD	19,324	AUD	23,394

3.2	Credit standby arrangements		-		-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	300

4.2	Development	1,400

	Total	1,700

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as		Current quarter	Previous quarter
shown in the consolidated statement of cash flows) to		$A'000	$A'000
the related items in the accounts is as follows.
5.1	Cash on hand and at bank	116	155
		-	-
5.2	Deposits at call
		-	-
5.3	Bank overdraft
		-	-
5.4	Other (provide details)

	Total: cash at end of quarter (item 1.22)	116	155

Changes in interests in mining tenements

		Tenement	Nature of interest	Interest at	Interest at
		reference	(note (2))	beginning	end of
				of quarter	quarter
6.1	Interests in mining
tenements relinquished,
reduced or lapsed

6.2	Interests in mining
tenements acquired or
increased

+ See chapter 19 for defined terms.

30/9/2001	Appendix 5B Page 3

Appendix 5B
Mining exploration entity quarterly report

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per	Amount paid up per
				security (see note	security (see note 3)
				3) (cents)	(cents)
7.1	Preference
	+securities
	(description)
7.2	Changes during
	quarter
	(a) Increases
	through issues
	(b) Decreases
	through returns
	of capital, buy-
	backs,
	redemptions
7.3	+Ordinary	410,994,276	410,994,276
	securities

7.4	Changes during
	quarter
	(a) Increases	33,988,551	33,988,551	$0.31	$0.31
	through issues
	(b) Decreases
	through returns
	of capital, buy-
	backs
7.5	+Convertible
	debt securities
	(description)
7.6	Changes during
	quarter
	(a) Increases
	through issues
	(b) Decreases
	through
	securities
	matured,
	converted
7.7	Options			Exercise price	Expiry date
	(description and	2,720,000		$0.50	11 December 2008
	conversion	500,000		$0.80	31 December 2008
	factor)	370,000		$0.50	30 October 2009
		1,000,000		$0.40	31 December 2008
		1,000,000		$0.44	31 December 2008
		713,261		$0.72	30 June 2009
		3,400,000		$0.45	31 December 2009
		1,400,000		$0.80	31 December 2010
		1,400,000		$1.00	31 December 2010
		1,400,000		$1.25	31 December 2010
		1,400,000		$1.50	31 December 2010
		1,400,000		$2.00	31 December 2010
7.8	Issued during
	quarter
7.9	Exercised during
	quarter
7.10	Expired during
	quarter
7.11	Debentures
	(totals only)
7.12	Unsecured
	notes (totals
	only)

+ See chapter 19 for defined terms.

Appendix 5B Page 4	30/9/2001

Appendix 5B
Mining exploration entity quarterly report

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2	This statement does /does not* (delete one) give a true and fair view of the matters disclosed.

Sign here:		Date: 27 October 2008
Company Secretary

Print name:	Peter Torre

Notes

1
The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2
The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	Issued and quoted securities The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4	The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5
Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

_________________

+ See chapter 19 for defined terms.

30/9/2001	Appendix 5B Page 5